FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... February........................................... , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... February 2, 2009....	By....../s/...... Masashiro Kobayashi .................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Partial Amendment to Articles of Incorporation

January 28, 2009
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Partial Amendment to Articles of Incorporation
Canon Inc. (the “Company”) announced today that, at the meeting of the Board of Directors held on January 28, 2009, the Company resolved to propose a “Partial Amendment to its Articles of Incorporation” at the Ordinary General Meeting of Shareholders for the 108th Business Term scheduled to be held on March 27, 2009, as described below.
1.	Reasons for Amendment

(1) Following the enforcement of “the Law Partially Amending the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks, Etc.” (Law No. 88 of 2004; hereinafter, the “Streamlining Settlement Law”) on January 5, 2009, all stocks issued by listed companies have been simultaneously shifted to the Book-Entry Transfer System (the share certificates dematerialization).

Consequently, the Company will make necessary amendments throughout the Articles of Incorporation, such as deleting provisions assuming the existence of share certificates, adjusting the numbering of articles and adding supplementary provisions.

With respect to Article 7 of the current Articles of Incorporation, it is deemed that a resolution by a General Meeting of Shareholders has been made for an amendment of the Articles of Incorporation to repeal the said article, effective as of January 5, 2009, pursuant to paragraph 1, Article 6 of the Supplementary Provisions of the Streamlining Settlement Law.

(2) On the occasion of the share certificates dematerialization, the Company has eliminated handling fees relating to shares of the Company. Consequently, the Company will make necessary amendments to Article 11 of the current Articles of Incorporation.
2.	Substance of Amendment
The substance of the amendment is as shown in the attached document.
3.	Schedule of Amendment
Date of the general meeting of shareholders for the amendment to the Articles of Incorporation: March 27, 2009 (scheduled)
Date when the amendment to the Article of Incorporation comes into effect: March 27, 2009 (scheduled)
Note: Certain minor or typographical changes made to the original Japanese Articles of Incorporation are not reflected in this English translation. The underlined parts do not always correspond to the amended parts in the original Japanese Articles of Incorporation.

(The amended parts are underlined.)

Current Articles of Incorporation	Proposed Amendment

Chapter II. Shares	Chapter II. Shares

Article 6. (Text omitted)	Article 6. (Same as present text)

Issuance of Share Certificates
Article 7. The Company shall issue share certificates representing issued shares.	(Deleted)

Number of Shares Constituting One Unit	Number of Shares Constituting One Unit
Article 8. Number of shares constituting one unit of the Company shall be one hundred (100) shares.	Article 7. Number of shares constituting one unit of the Company shall be one hundred (100) shares.

   2. Notwithstanding the preceding article, the Company will not issue share certificates for shares of less-than-one-unit (hereinafter “Less-than-one-unit Shares”), unless the Company deems it necessary for the shareholder.
(Deleted)

   3. Shareholders (including beneficial owners; hereinafter the same shall apply) who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal the number of shares constituting one unit; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

   2. Shareholders who own Less-than-one-unit Shares of the Company may request that the Company sell a number of shares which, when added to the Less-than-one-unit Shares, would equal the number of shares constituting one unit; provided, however, that the Company is not obliged to do so if the Company does not own its own shares in the number which it is requested to sell.

Rights Regarding Less-than-one-unit Shares	Rights Regarding Less-than-one-unit Shares
Article 9. Shareholders of the Company are not entitled to exercise any rights regarding their Less-than-one-unit Shares other than the rights described below:	Article 8. Shareholders of the Company are not entitled to exercise any rights regarding their Less-than-one-unit Shares other than the rights described below:
(1) The rights provided in each item of paragraph 2, Article 189 of the Corporation Law; and	(1) The rights provided in each item of paragraph 2, Article 189 of the Corporation Law; and
(2) The rights to request the sale of Less-than-one-unit Shares as provided in paragraph 3 of the preceding article.	(2) The rights to request the sale of Less-than-one-unit Shares as provided in paragraph 2 of the preceding article.

Manager of the Register of Shareholders	Manager of the Register of Shareholders
Article 10. The Company shall have a manager of the register of shareholders.	Article 9. The Company shall have a manager of the register of shareholders.

2. The manager of the register of shareholders and its place of handling business shall be designated by resolution of the Board of Directors and a public notice shall be given of such matters.	2. The manager of the register of shareholders and its place of handling business shall be designated by resolution of the Board of Directors and a public notice shall be given of such matters.

   3. The preparation and keeping of the register of shareholders (including the beneficial owners list; hereinafter the same shall apply), the register of stock acquisition rights and the register of loss of share certificates of the Company, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the manager of the

   3. The preparation and keeping of the register of shareholders and the register of stock acquisition rights of the Company, and other operations relating to the register of shareholders and the register of stock acquisition rights shall be delegated to the manager of the register of shareholders and shall not be handled by the Company.

register of shareholders and shall not be handled by the Company.

Regulations for Handling of Shares	Regulations for Handling of Shares
Article 11. Handling business and handling fees relating to shares of the Company shall be governed by the regulations for the handling of shares to be established by the Board of Directors.	Article 10. Handling business relating to shares of the Company shall be governed by the regulations for the handling of shares to be established by the Board of Directors.

Article 12.	Article 11.
- (Text omitted)	- (Same as present text)
Article 37.	Article 36.

(New)	Supplementary provisions

(New)
   Article 1. The preparation and keeping of the register of loss of share certificates of the Company, and other operations relating to the register of loss of share certificates shall be delegated to the manager of the register of shareholders and shall not be handled by the Company.

(New)	Article 2. The preceding article and this article shall be deleted at the time when a period of one year has elapsed from January 6, 2009.